Mail Stop 4628
                                                             August 17, 2018

Yongke Xue
Chief Executive Officer
Future FinTech Group Inc.
23F, National Development Bank Tower
No. 2 Gaoxin 1st Road, Xi'an, PRC 710075

       Re:    Future FinTech Group Inc.
              Registration Statement on Form S-3
              Response dated August 6, 2018
              File No. 333-224686

Dear Mr. Yongke Xue:

       We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 17, 2018 letter.

General

1. We note your response to comment 3 that the DCON platform is and the Shared
       Shopping Mall platform will be globally accessible, but that you will implement measures to ensure new tokens are not issued "in the U.S. or to U.S. citizens." Please expand your disclosure to clarify whether the services and products provided on your digital platforms will be available to U.S. persons or if you intend to block U.S. persons from using your platforms. To the extent that certain products and services on your digital platforms will be available to U.S. persons, please describe the activities that may be available on such platforms.
 Yongke Xue
Future FinTech Group Inc.
August 17, 2018
Page 2

      Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or Loan Lauren P.
Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.


                                                         Sincerely,

                                                         /s/ Loan Lauren P.
Nguyen for

                                                         John Reynolds
                                                         Assistant Director
                                                         Office of Natural
Resources